Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

     Attention Business/Financial Editors:
     Claude Resources Releases Q4 2007 Production Results - "Seabee Mine
     Production Exceeds Five Year Quarterly Average"

     SASKATOON, SK, Jan. 15 /CNW Telbec/ - Claude Resources Inc. (TSX: CRJ /
AMEX: CGR) today reported its Q4 2007 production results from the Company's
Seabee mining operation.
     During the fourth quarter ended December 31, 2007, Claude Resources recorded 12,165 produced ounces of gold from the Seabee mining operation as well as the satellite deposit at the adjacent Santoy 7 project.
     By comparison, over the previous five year period from 2002 to 2006, the
Company has averaged 11,200 produced ounces per quarter.
     "The increased production during the second half of 2007 is largely a result of the capital investment at our operations and in particular at
Santoy 7", stated Claude Resources Vice President Mining Operations, Philip
Ng. "That was evidenced by the fact that 61% of the 44,322 ounces of gold produced during 2007 occurred during Quarters 3 and 4".
     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Neil McMillan, President and Chief Executive
Officer, (306) 668-7505; Philip Ng, Vice President Mining Operations, (306)
668-7505, clauderesources(at)clauderesources.com; www.clauderesources.com;
Renmark Financial Communications Inc.: Neil Murray-Lyon:
nmurraylyon(at)renmarkfinancial.com; James Buchanan:
jbuchanan(at)renmarkfinancial.com, (514) 939-3989, Fax: (514) 939-3717;
www.renmarkfinancial.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 09:38e 15-JAN-08